SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                      Convergent Communications, Inc.
                             (Name of Issuer)

                        Common Stock, no par value)
                      (Title of Class of Securities)

                                 211914403
                              (CUSIP Number)

                              March 30, 2000
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

CUSIP No.  211914403

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Evans

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [ ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES         5)  Sole Voting Power       1,303,866
BENEFICIALLY OWNED       6)  Shared Voting Power             0
BY EACH REPORTING        7)  Sole Dispositive Power  1,303,866
PERSON WITH              8)  Shared Dispositive
                              Power                          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,303,866

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5%

12)  TYPE OF REPORTING PERSON

     IN

CUSIP No.  211914403

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Keith V. Burge

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [ ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES         5)  Sole Voting Power       1,391,432
BENEFICIALLY OWNED       6)  Shared Voting Power             0
BY EACH REPORTING        7)  Sole Dispositive Power  1,391,432
PERSON WITH              8)  Shared Dispositive
                              Power                          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,391,432

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%

12)  TYPE OF REPORTING PERSON

     IN

CUSIP No.  211914403

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philip G. Allen

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [ ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES         5)  Sole Voting Power       1,299,152
BENEFICIALLY OWNED       6)  Shared Voting Power             0
BY EACH REPORTING        7)  Sole Dispositive Power  1,299,152
PERSON WITH              8)  Shared Dispositive
                              Power                          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,299,152

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5%

12)  TYPE OF REPORTING PERSON

     IN


                            AMENDMENT NO. 1 TO
                             SCHEDULE 13G FOR
                              JOHN R. EVANS,
                              KEITH V. BURGE
                                    AND
                              PHILIP G. ALLEN



Item 1(a)      Name of Issuer:  Convergent Communications, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               400 Inverness Drive, Suite 400, Englewood, Colorado 80111

Item 2(a)      Name of Person Filing:  John R. Evans, Keith V. Burge and
               Philip G. Allen

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The address of the principal business office of Messrs. Evans, Burge and Allen is 9800 Mt. Pyramid Court, Suite 400, Englewood, Colorado 80112.

Item 2(c)      Citizenship:  Each of the Reporting Persons is a United
               States Citizen.

Item 2(d)      Title of Class of Securities:  Common Stock, no par value.

Item 2(e)      CUSIP Number:  211914403

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4         Ownership.

                    (a)  Amount Beneficially Owned:

                    Mr. Evans is the beneficial owner of 1,303,866 shares of Common Stock. They include the following: 715,000 shares owned directly; 175,000 shares issuable upon exercise of stock options exercisable within 60 days; 14,795 shares issuable upon exercise of warrants exercisable within 60 days; 3,783 shares included in a 401(k) plan; 20,288 shares held pursuant to a deferred compensation plan; 250,000 shares held by his spouse; and 125,000 shares held by his children's trusts, of which Mr. Evans is a trustee.

                    Mr. Burge is the beneficial owner of 1,391,432 shares of Common Stock. They include the following: 930,000 shares owned directly; 175,000 shares issuable upon exercise of stock options exercisable within 60 days; 14,795 shares issuable upon exercise of warrants exercisable within 60 days; 3,762 shares included in a 401(k) plan; 17,875 shares held pursuant to a deferred compensation plan; and 250,000 shares held by his spouse.

                    Mr. Allen is the beneficial owner of 1,299,152 shares of Common Stock. They include the following: 855,000 shares owned directly; 165,000 shares issuable upon exercise of stock options exercisable within 60 days; 14,795 shares issuable upon exercise of warrants exercisable within 60 days; 3,384 shares included in a 401(k) plan; 10,973 shares held pursuant to a deferred compensation plan; and 250,000 shares held by his spouse.

                    (b)  Percent of Class:

                         The percentage for each Reporting Person set
                    forth below is based on the 29,967,586 shares of Common Stock reported to be outstanding on April 21, 2000 in the Definitive Proxy Statement for the Annual Meeting of Shareholders of Convergent Communications, Inc. to be held on June 16, 2000:

                    Reporting Person                   Percentages

                    John R. Evans                           4.5%
                    Keith V. Burge                          4.8%
                    Philip G. Allen                         4.5%

                    (c)  Number of shares as to which the person has:

                         (i) sole power to vote or direct the vote:

                    Reporting Person                     Shares

                    John R. Evans                       1,303,866
                    Keith V. Burge                      1,391,432
                    Philip G. Allen                     1,299,152

                         (ii) shared power to vote or to direct the vote:


                    Reporting Person                     Shares

                    John R. Evans                          0
                    Keith V. Burge                         0
                    Philip G. Allen                        0

                              (iii)  sole power to dispose or to direct
                    the disposition of:

                    Reporting Person                     Shares

                    John R. Evans                       1,303,866
                    Keith V. Burge                      1,391,432
                    Philip G. Allen                     1,299,152


                              (iv)  shared power to dispose or to direct
                    the disposition of:


                    Reporting Person                     Shares

                    John R. Evans                          0
                    Keith V. Burge                         0
                    Philip G. Allen                        0

Item 5         Ownership of Five Percent or Less of a Class.

               As of March 30, 2000, the date of the Termination Agreement of a Shareholders' Voting Agreement to which each of the Reporting Persons was a party, each of Messrs. Evans, Burge and Allen are no longer beneficial owners of more than five percent of the Common Stock.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Notice of Dissolution of Group.

               See Item 5.

Item 10        Certifications.

               Not applicable.


Exhibits:

          Exhibit A - Termination Agreement

                      SHAREHOLDERS' VOTING AGREEMENT

                           TERMINATION AGREEMENT
                              March 30, 2000

WHEREAS, Messrs. Evans, Burge, Allen desire to terminate the Shareholders' Voting Agreement dated November 8, 1996.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Termination Agreement to the Shareholders' Voting Agreement, covering all their direct or beneficial shares of Convergent Communications.

Name and Signature of Shareholder:                     Date Signed:

/s/John R. Evans                                       4/19/00
John R. Evans

/s/Cathy A.E. Evans                                    4/19/00
Cathy A.E. Evans

/s/Keith V. Burge                                      4/17/00
Keith V. Burge

/s/Cindi A. Burge                                      4/17/00
Cindi A. Burge

/s/Philip G. Allen                                     4/28/00
Philip G. Allen

/s/Nancy L. Allen                                      4/28/00
Nancy L. Allen

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2000                /s/John R. Evans
                                   John R. Evans


Dated: June 8, 2000                /s/Keith V. Burge
                                   Keith V. Burge


Dated: June 8, 2000                /s/Philip G. Allen
                                   Philip G. Allen